EXHIBIT 99.1

THE JEAN COUTU GROUP (PJC) INC.

MATERIAL CHANGE REPORT
Annex 51-102F3 to Regulation 51-102 respecting continuous disclosure obligations

1. Name and Address of Company

The Jean Coutu Group (PJC) Inc.
530, rue Bériault
Longueuil, Qc J4G 1S8 (hereinafter the "Company")

2. Date Material Change

March 10, 2006

3. Press Release

A press release was issued in Longueuil, Quebec, filed on SEDAR on March 10, 2006 and disseminated the same day via CCN MATTHEWS. A copy of said press release is attached herewith and incorporated herein by reference.

4. Summary of Material Change

The Jean Coutu Group (PJC) Inc. has amended its senior secured credit facility maturing in 2011.

The amended facility requires compliance with certain financial covenants, which include (a) a maximum leverage ratio of 5.25x through September 2, 2006, decreasing gradually over time to 2.50x as of March 1, 2009 and (b) a minimum fixed charge coverage ratio of 1.1x, increasing gradually over time to 1.4x as of May 31, 2010.

As a result of the amendment, the applicable margin on the Term B loans will increase by 25 basis points. Annualized pre-tax financing expenses will increase by approximately $2.7 million.

5. Full Description of Material Change

For a full description of the material changes, please refer to (a) the press release issued March 10, 2006 and (b) the Second Amendment to the Credit Agreement attached hereto.

6. Confidentiality

This report is not confidential.

7. Omitted Information

None.

8. Executive Officer

For further information, please contact Mrs. Kim Lachapelle, Corporate Secretary of The Jean Coutu Group at 450-646-9760.

9. Statement of the Executive Officer

The foregoing accurately discloses the material changes referred to herein.

DATED in Longueuil, this 13th day of March 2006.

THE JEAN COUTU GROUP (PJC) INC.

(Signed) Kim Lachapelle
_______________________________
Kim Lachapelle
Corporate Secretary